FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009
Commission File Number 000-53606
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

AEI
Unaudited Condensed Consolidated Financial Statements and MD&A
as of March 31, 2009 and December 31, 2008
and for the Three Months Ended March 31, 2009 and 2008

AEI AND SUBSIDIARIES

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
	2009	2008
	(Millions of dollars (U.S.),
	except share and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$686	$736
Restricted cash	51	83
Accounts and notes receivable:
Trade (net of allowance of $67 and $69, respectively)	902	863
Unconsolidated affiliates	13	11
Inventories	239	239
Prepaids and other current assets	305	384

Total current assets	2,196	2,316
Property, plant and equipment, net	3,519	3,524
Investments in and notes receivable from unconsolidated affiliates	961	907
Goodwill	564	614
Intangibles, net	368	393
Other assets	1,117	1,199

Total assets	$8,725	$8,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$540	$572
Unconsolidated affiliates	32	30
Current portion of long-term debt, including related party	429	547
Accrued and other liabilities	591	594

Total current liabilities	1,592	1,743
Long-term debt, including related party	3,226	3,415
Deferred income taxes	193	199
Other liabilities	1,356	1,331
Commitments and contingencies
Shareholders’ equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 232,277,300 and 224,624,481 shares issued and outstanding	—	—
Additional paid-in capital	1,868	1,754
Retained earnings	323	280
Accumulated other comprehensive loss	(220)	(204)

Total shareholders’ equity attributable to AEI	1,971	1,830
Shareholders’ equity attributable to noncontrolling interests	387	435

Total shareholders’ equity	2,358	2,265

Total liabilities and shareholders’ equity	$8,725	$8,953

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended
	March 31,
	2009	2008
	(Millions of dollars (U.S.),
	except share and per share data)
Revenues	$1,847	$2,170

Costs of sales	1,398	1,711

Operating expenses:
Operations, maintenance, and general and administrative expenses	177	228
Depreciation and amortization	60	52
Taxes other than income	11	11
(Gain) loss on disposition of assets	5	(68)

Total operating expenses	253	223

Equity income from unconsolidated affiliates	27	35

Operating income	223	271

Other income (expense):
Interest income	17	23
Interest expense	(79)	(92)
Foreign currency transaction gain (loss), net	(39)	30
Other income (expense), net	(6)	7

Total other expense	(107)	(32)

Income before income taxes	116	239
Provision for income taxes	76	78

Net income	40	161
Less: Net income (loss) — noncontrolling interests	(3)	106

Net income attributable to AEI	$43	$55

Basic and diluted earnings per share:
Net income attributable to AEI	$0.19	$0.26
See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended March 31,
	2009	2008
	(Millions of dollars (U.S.))
Cash flows from operating activities:
Net income	$40	$161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60	52
Increase in deferred revenue	31	51
Deferred income taxes	22	12
Equity earnings from unconsolidated affiliates	(27)	(35)
Distributions from unconsolidated affiliates	6	13
Foreign currency transaction (gain) loss, net	39	(30)
(Gain) loss on disposition of assets	5	(68)
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(79)	(149)
Accounts payable, trade	(34)	123
Inventories	(12)	(39)
Prepaids and other current assets	2	8
Other	(28)	13

Net cash provided by operating activities	25	112

Cash flows from investing activities:
Proceeds from sale of investments	60	—
Capital expenditures	(74)	(66)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	—	(87)
Cash and cash equivalents acquired	—	71
Net decrease in restricted cash	29	34
Other	2	9

Net cash provided by (used in) investing activities	17	(39)

Cash flows from financing activities:
Issuance of long-term debt	56	95
Repayment of long-term debt	(35)	(47)
Decrease in short-term borrowings	(88)	(30)
Dividends paid to noncontrolling interest	(11)	(26)
Other	(4)	(4)

Net cash used in financing activities	(82)	(12)

Effect of exchange rate changes on cash	(10)	(2)

Increase (decrease) in cash and cash equivalents	(50)	59
Cash and cash equivalents, beginning of period	736	516

Cash and cash equivalents, end of period	$686	$575

Cash payments for income taxes, net of refunds	$21	$23

Cash payments for interest, net of amounts capitalized	$50	$66

Non-cash exchange of related party debt for common shares	$118	$—

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)
1.  BASIS OF PREPARATION
     AEI, together with its consolidated subsidiaries, manages, operates and owns interests in essential energy infrastructure businesses in emerging markets across the multiple segments of the energy industry through a number of holding companies, management services companies (“Service Companies”), and operating companies (collectively, “AEI,” the “Company,” or the “Holding Companies”).

     The operating companies of AEI as of March 31, 2009 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2009	2009
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Accroven SRL (“Accroven”)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing Macro Gas Link Co. Ltd (“BMG”)(a)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)	50.00	Equity Method	Chile	Power distribution
Consorcio Eolico Amayo S.A. (“Amayo”)(c)(d)	12.72	Equity Method	Nicaragua	Power generation
DHA Cogen Limited (“DCL”)(a)	60.22	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“ENS”)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(a)	31.89	Equity Method	Argentina	Power generation
Empresa Energetica Corinto Ltd. (“Corinto”)(d)	57.67	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(e)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(a)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(f)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(e)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(e)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(g)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(a)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Corporation (“JPPC”)	84.40	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(a)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(g)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)	52.13	Consolidated	Colombia	Natural gas transportation and services, Natural gas distribution and Retail fuel
Puerto Quetzal Power LLC (“PQP”)	100.00	Consolidated	Guatemala	Power generation
Subic Power Corp. (“Subic”)	50.00	Equity Method	Philippines	Power generation
Tipitapa Power Company Ltd (“Tipitapa”)(a)(d)	57.67	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)	59.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(e)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(h)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(f)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	The Company’s initial or additional interest was purchased during 2008.

(b)	POC holds the interest in the operations referred to as “Luz del Sur”. Chilquinta holds a 50% interest in a related service company, Tecnored S.A. (“Tecnored”).

(c)	The Company’s initial or additional interest was acquired during 2009 (see Note 3).

(d)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. In addition, AEI owns, through its 57.67% interest in NEH, a 12.72% equity interest in Amayo (see Note 3).

(e)	These four companies comprise the integrated project “Cuiabá”.

(f)	In May 2008, the Company’s ownership in Transredes, through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0% in 2008. The company maintains a 1.28% direct ownership interest in Transredes. The Company’s direct and indirect ownership in GTB is 17.65% as of March 31, 2009. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.

(g)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(h)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.27%.
     The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles of the United States of America for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Interim results are not necessarily indicative of annual results. For further information, refer to the audited consolidated financial statements and notes thereto included in the AEI and subsidiaries audited financial statements as of and for the three years ended December 31, 2008.
     The Cuiaba and Trakya entities are variable interest entities. The Company has ownership interests and notes receivable with Cuiaba, which will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position in and is closely associated with Trakya’s operations through its Operations and Management agreement. Therefore, the Company has determined that it is the primary beneficiary for both Cuiaba and Trakya.
2.  ACCOUNTING AND REPORTING CHANGES
     Recent Accounting Policies — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 was deferred until fiscal years beginning after November 15, 2008. The Company adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on the Company’s consolidated statements of operations. The Company adopted the remaining requirements of SFAS No. 157 on January 1, 2009, and the adoption will impact the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.
     In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141R on January 1, 2009 and is applying the provisions to business combinations entered into subsequent to that date.
     In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on January 1, 2009 and has incorporated the changes in its financial statement presentation for all periods presented. The retrospective application of this standard reclassifies minority interest expense of $106 million for the three months ended March 31, 2008 as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI, reclassifies minority interest of $435 million as of December 31, 2008 previously included in total liabilities as noncontrolling interest in total equity and separately reflects changes in noncontrolling interest in changes in equity and comprehensive income.
     In November 2008, the FASB issued EITF Issue No. 08-6, Equity Method Investment Accounting Considerations. EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. The Company adopted EITF Issue No. 08-6 on January 1, 2009 and will apply the provisions to any future acquisitions of equity method investments.
     Although past transactions would have been accounted for differently under SFAS No. 141R and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.
     In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 on January 1, 2009 and has incorporated the changes in its financial statement presentation.
     In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements.  The provisions of FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009, although application as of March 31, 2009 is permitted. The Company will incorporate the additional disclosure requirements beginning with the interim period ending June 30, 2009.
     In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides additional guidance on estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, although application as of March 31, 2009 is permitted. The Company will adopt this FSP for the interim period ending June 30, 2009 and has not yet determined the impact, if any, on its consolidated financial statements.
     In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which amends current other-than-temporary impairment guidance for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009, although application as of March 31, 2009 is permitted.  The Company will adopt this FSP for the interim period ending June 30, 2009 and has not yet determined the impact, if any, on its consolidated financial statements.
3.  ACQUISITIONS
 2009 Acquisitions
     Nicaragua Energy Holdings – On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaraguan Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. Amayo is a 40 MW wind generation greenfield project development located in Rivas province, Nicaragua. As a result, AEI owns 57.7% and Centrans owns 42.3% of NEH. The Company accounted for the exchange of ownership interests in Corinto and Tipitapa as an equity transaction and the interests were contributed to NEH at the carrying value. The acquisition of an ownership interest in Amayo by NEH was accounted for as a business combination. AEI consolidated NEH, which consolidates Corinto and Tipitapa and accounts for Amayo on the equity method, from January 1, 2009. The Company is in the process of finalizing its purchase price allocation.
 2008 Acquisitions
     Sociedad de Inversiones en Energia (“SIE”) — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. The merger was made to advance the strategy of Promigas in its retail gas business. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger. A gain of $74 million, net of tax of $0 million, net income of noncontrolling interest of $58 million, and incremental goodwill in the amount of $255 million were recorded in first quarter 2008 related to this transaction. As a result of the final purchase price allocation, the gain was reduced by $6 million and goodwill was reduced to $188 million in the third quarter of 2008. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.
     BMG — On January 30, 2008, the Company completed its acquisition of a 70% interest in BMG and its subsidiaries for $58 million in cash and recorded $5 million of goodwill upon finalization of the purchase price allocation. A portion of the interest purchased was funded in December 2007 (a 10.23% interest accounted for under the cost method in 2007). As a result of the January 2008 transaction, BMG was consolidated from January 30, 2008 forward. BMG builds city gas pipelines and sells and distributes piped gas in the People’s Republic of China.
     Luoyang — On February 5, 2008, the Company acquired for $14 million in cash a 48% interest in Luoyang located in the Henan Province, People’s Republic of China. Luoyang owns and operates a power plant consisting of two coal-fired circulating fluidized-bed boilers and two 135 megawatt (“MW”) steam turbines. As part of the transaction, the Company’s representation on Luoyang’s board of directors is four of the total seven members, which allows the Company to exercise control over Luoyang’s daily operations. On June 6, 2008, the Company acquired an additional 2% of Luoyang for $5 million in cash, increasing its total ownership to 50%. The Company recorded a total of $11 million of goodwill as a result of the acquisitions of ownership interests in Luoyang.
     2008 Acquisitions of additional interests in entities already consolidated in 2007
     Promigas — During the three months ended March 31, 2008, Promigas acquired additional ownership interests in consolidated subsidiaries for $46 million in cash and recorded $37 million of goodwill as a result of the purchases.

4. (GAIN) LOSS ON DISPOSITION OF ASSETS
     (Gain) loss on disposition of assets consists of the following:

	For the Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Gain on exchange for additional shares of SIE (see Note 3)	$—	$(74)
Loss on sale of operating equipment	5	6

	$5	$(68)

     The gain on exchange for additional shares of SIE was subsequently reduced to $68 million as a result of finalizing the purchase price allocation in the third quarter of 2008.
5. CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Parent Company	$308	$284
Consolidated Holding and Service Companies	56	35
Consolidated Operating Companies	322	417

Total cash and cash equivalents	$686	$736

     Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.
     Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Brazilian Real	$104	$111
Colombian Peso	62	96
Chinese Renminbi	13	15
Chilean Peso	12	14
Peruvian Nuevo Sol	9	2
Argentine Peso	5	7
Polish Zloty	1	8
Jamaican Dollar	1	2
Other	3	5

Total foreign currency cash and cash equivalents	$210	$260

     Restricted cash consists of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Current restricted cash:
Collateral and debt reserves for financing agreements (see Note 13)	$34	$63
Collateral for contracts	3	5
Other	14	15

Total current restricted cash	51	83

Noncurrent restricted cash (included in other assets, see Note 11):
Restricted due to long-term power purchase agreements	5	5
Amounts in escrow accounts related to taxes	25	24
Collateral and debt reserves for financing agreements	3	3
Collateral for contracts	16	16
Other	2	1

Total non-current restricted cash	51	49

Total restricted cash	$102	$132

6. INVENTORIES
     Inventories consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Materials and spare parts	$145	$141
Fuel	94	98

Total inventories	$239	$239

7. PREPAIDS AND OTHER CURRENT ASSETS
     Prepaids and other current assets consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Prepayments	$26	$29
Regulatory assets	21	25
Deferred income taxes	67	71
Receivable from YPFB	—	60
Taxes other than income	50	36
Government subsidy — Delsur	19	20
Net investments in direct financing leases	—	10
Current marketable securities	2	7
Other	120	126

Total prepaid and other current assets	$305	$384

     As a result of ongoing analysis of contracts as part of the initial purchase price allocation for DCL, the power purchase agreement was determined to be an operating lease versus a financing lease. Accordingly, the lease receivable balance was reclassified to property, plant and equipment during the first quarter of 2009 (see Note 20).
     In October 2008, the Company reached a settlement with Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), the Bolivian state-owned energy company, related to its investment in Transredes pursuant to which YPFB agreed to pay us $120 million in two installments. The first payment of $60 million was received in October 2008 and the second payment of $60 million was received on March 2, 2009.

8. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant, and equipment, net consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Machinery and equipment	$1,895	$1,888
Pipelines	760	777
Power generation equipment	912	862
Land and buildings	376	378
Vehicles	33	29
Furniture and fixtures	33	31
Other	106	106
Construction-in-process	188	209

Total	4,303	4,280
Less accumulated depreciation and amortization	(784)	(756)

Total property, plant and equipment, net	$3,519	$3,524

     Depreciation and amortization expense is summarized as follows:

	For the Three Months
	Ended March 31,
	2009	2008
	Millions of dollars (U.S.)
Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$53	$49
Amortization of intangible assets, net	7	3

Total	$60	$52

     The Company capitalized interest of $2 million in each of the three months ended March 31, 2009 and 2008, respectively.
9. INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
     The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Equity method:
Accroven	$31	$24
Amayo	9	—
BMG’s equity method investments	1	1
Chilquinta	303	266
EEC Holdings	7	7
Emgasud	48	49
POC	344	341
Promigas’ equity method investments	36	41
Subic	10	9
Tecnored	24	21

Total investments — equity method	813	759
Total investments — cost method	27	28

Total investments in unconsolidated affiliates	840	787

Notes receivable from unconsolidated affiliates:
Chilquinta	98	98
GTB	15	14
TBG	8	8

Total notes receivable from unconsolidated affiliates	121	120

Total investments in and notes receivable from unconsolidated affiliates	$961	$907

     The Company’s share of the underlying net assets of its investments at fair value in POC, Chilquinta, Tecnored and Emgasud was less than the carrying amount of the investments. The basis differential of $202 million represents primarily indefinite-lived intangible concession rights and goodwill which are tested annually for impairment.
     Except for the $202 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the purchase price of those investments. The credit excess of $36 million as of March 31, 2009 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.
     Equity income from unconsolidated affiliates is as follows:

	For the Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Accroven	$7	$4
Chilquinta	6	10
GTB	—	1
POC	8	8
Promigas’ equity income from investments in unconsolidated affiliates	3	5
Subic	2	3
Tecnored	1	1
TR Holdings	—	3

Total	$27	$35

     Dividends received from unconsolidated affiliates amounted to $6 million and $13 million for the three months ended March 31, 2009 and 2008, respectively.
     As a result of the nationalization of Transredes, the Company’s accounting for its investment in Transredes and GTB changed from the equity method to the cost method in the second quarter of 2008.
     The investment in Subic is with the holding company “AEI Investments, Inc.” In February 2009, the 15 year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule and the plant was turned over to the NPC without additional compensation. The Company’s remaining investment balance in Subic will be realized from expected dividends and shareholder loan repayments in 2009.
10. GOODWILL AND INTANGIBLES
     The Company’s changes in the carrying amount of goodwill are as follows:

	2009	2008
	Millions of dollars (U.S.)
Balance at January 1	$614	$402
Acquisitions:
New acquisitions (see Note 3)	—	292
Acquired goodwill from consolidation of new acquisitions	—	152
Translation adjustments and other	(50)	27

Balance at March 31	$564	$873

     The Company’s carrying amounts of intangibles are as follows:

	March 31, 2009			December 31, 2008
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)
Amortizable intangibles:
Customer relationships	$158	$26	$132	$171	$20	$151
Concession and land use rights	152	10	142	152	8	144
Power purchase agreements and contracts	57	46	11	64	43	21
Software costs	40	21	19	42	21	21
Other	14	3	11	4	4	—

Total amortizable intangibles	$421	$106	315	$433	$96	337

Nonamortizable intangibles:
Elektra concession rights			31			31
Promigas trademarks			22			25

Total nonamortizable intangibles			53			56

Total intangibles			$368			$393

     Goodwill — AEI evaluates goodwill for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. Generally, each operating company business constitutes a reporting unit. During the three months ended March 31, 2009 and 2008, reporting units were generally acquired in separate transactions. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value.
     Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. At March 31, 2009 and December 31, 2008, the Company also had intangible liabilities of $54 million and $57 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 15).
11. OTHER ASSETS
     Other assets consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$171	$169
Promigas customers	120	128
Other	9	9

	300	306
Net investments in direct financing leases (see Note 7)	—	63
Regulatory assets	71	49
Deferred income taxes	258	265
Investments in debt securities	193	192
Restricted cash (Note 5)	51	49
Deferred financing costs, net	21	22
Other miscellaneous investments	8	7
Other deferred charges	148	160
Other noncurrent assets	67	86

Total	$1,117	$1,199

     Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Available-for-sale debt securities:
Matured debt securities included in debt restructuring agreements:
Fair value at beginning of period	$168	$282
Unrealized net gain (loss) affecting other comprehensive income	1	(64)

Fair value at end of period	169	218

Total available-for-sale securities, end of period	169	218

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	22	22
Promissory notes	2	2

Total held-to-maturity securities, beginning and end of period	24	24

Total	$193	$242

     During the three months ended March 31, 2009 and 2008, no sales of available-for sale securities or held-to-maturity securities occurred. The Company’s available-for-sale securities as of March 31, 2009 consist primarily of matured debt securities of an Argentine holding company, Compañía de Inversiones de Energía S.A. (“CIESA”), which holds controlling interests in Transportadora de Gas del Sur S.A. (“TGS”), an Argentine gas transportation company. Sales of available-for-sale securities in the future could result in significant realized gains or losses (see Note 16).
12. ACCRUED AND OTHER LIABILITIES
     Accrued and other liabilities consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Employee liabilities	$36	$48
Income taxes payable	18	—
Deferred income taxes	13	10
Other taxes:
Value added taxes	42	40
Taxes on revenues	17	13
Withholding taxes	14	25
Governmental taxes	9	11
Other	33	31
Interest	58	42
Customer deposits	54	64
Dividends payable to noncontrolling interests	49	17
Regulatory liabilities	20	35
Tax and legal contingencies	17	19
Cost Increase Protocol payable — Trakya	37	37
Deferred revenues	27	32
Other accrued expenses	45	47
Other	102	123

Total	$591	$594

13. LONG TERM DEBT
     Long-term debt consists of the following:

	Variable or	Interest	Final	March 31,	December 31,
	Fixed Rate	Rate (%)	Maturity	2009	2008
	Millions of dollars (U.S.), except interest rates
Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	4.2	2014	$925	$936
Revolving credit facility, U.S. dollar	Variable	3.5	2012	390	390
Synthetic revolving credit facility, U.S. dollar	Variable	3.5	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	234	352
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	5.3 – 7.9	2009 – 2015	39	87
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 – 2016	97	97
Delsur, U.S. dollar	Variable	6.8	2015	71	73
DCL, Pakistan Rupee	Variable	14.4 – 18.5	2009 – 2019	76	77
EDEN, U.S. dollar	Variable	4.2	2013	36	37
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	3.5	2018	20	20
Elektra, U.S. dollar revolving credit facility	Variable	4.3 – 5.5	2009	—	25
Elektro, Brazilian real debentures	Variable	12.9 – 18.8	2011	236	238
Elektro, Brazilian real note	Variable	5.0 – 12.3	2010 – 2020	140	132
ENS, Polish Zloty loans	Variable	5.1 – 6.0	2009 – 2018	50	67
Luoyang, Chinese Renminbi	Variable	5.8 – 9.0	2009 – 2016	117	133
PQP, U.S. dollar notes	Variable	4.0	2015	80	88
Promigas, Colombian peso debentures	Variable	13.9 – 14.0	2011 – 2012	102	116
Promigas, Colombian peso notes	Variable	11.0 – 13.8	2009 – 2014	480	534
Promigas, U.S. dollar notes	Variable	5.0 – 6.9	2009 – 2012	299	291
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	6.1 – 10.5	2009 – 2018	59	65

				3,655	3,962
Less current maturities				(429)	(547)

Total				$3,226	$3,415

     Interest rates reflected in the above table are as of March 31, 2009. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of March 31, 2009 was 1.3%.
     Long-term debt includes related party amounts of $604 million and $650 million as of March 31, 2009 and December 31, 2008, respectively, from shareholders associated with both the Company’s senior credit facility and PIK notes. Long-term debt also includes related party amounts of $97 million at both March 31, 2009 and December 31, 2008, from loans provided to Cuiabá by other shareholders in the project.
     The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 20). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for EDEN and DCL (see Note 20), were in compliance with their respective debt covenants as of March 31, 2009.
     Payment in Kind (PIK) Notes — On March 11, 2009 the Company, upon amendment of the PIK Note Purchase Agreement, issued an option to the PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged and adjusts downward on a daily basis. Additionally, the amendment allows the Company to purchase, upon the Holders election, the PIK notes in the open market for cash, subject to certain conditions. On March 12, 2009, the Company’s majority shareholder, which holds PIK notes, agreed to exchange PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock. As a result of this exchange transaction, based on the fair value of the company common stock, the Company recorded an equity transaction for the issuance of such shares and the early retirement of the related debt. As the PIK Notes exchanged were held by the Company’s majority shareholder, the Company recorded a $21 million increase in paid-in-capital representing the difference between the carrying value of the acquired PIK notes and the estimated fair value paid.
     Cálidda — In March 2009, Cálidda repaid its subordinated loan of $47 million with funds provided through an intercompany loan with its shareholders, AEI and Promigas. Interest on this loan accrues at LIBOR plus 6.5% and is payable quarterly. Principal is due at maturity in 2014. The letter of credit, associated with the previous subordinated loan, was allowed to expire at repayment, which released $29 million of cash collateral.
14. INCOME TAXES
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.
     The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.
     The effective income tax rate for the three months ended March 31, 2009 and 2008 was 66% and 33%, respectively, and both were higher than the Cayman Islands statutory rate of 0% primarily due to the Company being taxed in multiple jurisdictions outside of the Cayman Islands and secondarily due to losses generated by the Company in its Cayman Island and Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.
     The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.
15. OTHER LIABILITIES
     Other liabilities consist of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Deferred revenue	$457	$437
Special obligations	192	192
Uncertain tax positions	163	156
Notes payable to unconsolidated affiliates	109	109
Tax and legal contingencies	68	68
Unfavorable power purchase agreements (see Note 10)	54	57
Taxes payable — San Felipe (see Note 20)	67	66
Capital lease obligations	31	48
Cost Increase Protocol payable — Trakya	16	25
Interest	23	22
Pension and other postretirement benefits (see Note 19)	14	14
Regulatory liabilities	57	25
Other	105	112

Total	$1,356	$1,331

     The majority of the accrued tax and legal contingencies included in other liabilities related to tax and legal claims by Elektro (see Note 20).

16. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The table below presents AEI’s assets and liabilities that are measured at fair value on a recurring basis, and are categorized based on the fair value hierarchy. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	March 31,	Identical Assets	Inputs	Inputs
Assets	2009	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)
Available-for-sale securities	$169	$—	$169	$—
Derivatives	2	—	2	—

Total assets	$171	$—	$171	$—

Derivatives	$62	$—	$62	$—

Total liabilities	$62	$—	$62	$—

     Available-for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.
     The approximate current fair market value of the securities at March 31, 2009 and December 31, 2008 was $169 million and $168 million, respectively. The values consider the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The valuation decreased below the original cost beginning in the fourth quarter of 2007 and remains in an unrealized loss position due to the decline in the stock price of TGS. The TGS stock trades on both the Argentine and New York stock exchanges, which have been impacted by the current local and world financial crises. The decline in the valuation from its cost through March 31, 2009 has resulted in $76 million of unrealized losses, or 31% less than cost, in the Company’s other accumulated comprehensive loss account.
     At each period end, including as of March 31, 2009 and December 31, 2008, in order to evaluate any impairment, the Company applies a systematic methodology which considers the severity and duration of any impairment as well as any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. At March 31, 2009, the approximate fair value of the TGS stock that would be expected to be received was $169 million. The Company believes that the ultimate outcome of the debt will be conversion into an asset at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.
     Considering the limited duration for which the securities have been in a loss position, the historical volatility of the securities value, current market conditions, the Company’s intent regarding the conversion to equity of CIESA through one of various alternatives to gain a controlling interest in TGS, and the Company’s ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as of March 31, 2009.

     In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. AEI does not believe that there is any merit to the suit and has filed a motion to dismiss the complaint in its entirety. As part of the remedies for collecting our debt, in February 2009, we filed a bankruptcy petition in Argentina against CIESA (see Note 20).
     Derivatives
     Objectives for Using Derivatives —The Company is exposed to certain risk relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency risks. These risks are managed through the use of derivative instruments including interest rate swaps and foreign currency contracts.
     Accounting for Derivatives Impact on Financial Statements — The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. The fair value of AEI’s derivative portfolio is determined using observable inputs including LIBOR rate curves and forward foreign exchange curves. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income.
     Interest Rate Swaps — The Parent and operating companies entered into various interest rates swap agreements to limit their interest rate risk exposures to variable-rate debt. The Company has designated all interest rate swaps as cash flow hedges. Accordingly, unrealized gains and losses relating to the swaps are deferred in other comprehensive income until interest expense on the related debt is recognized in earnings. Maturities on these interest rate swaps range from 2010 to 2018. The total notional value of interest rate swaps that have been designated and qualify for the Company’s cash flow hedging program as of March 31, 2009 was approximately $1,004 million.
     Foreign currency contracts — The Company uses hedge transactions classified as net investment hedges to protect its net investment in Elektro and Promigas against adverse changes in the exchange rate between the U.S. dollar and the Brazilian real and between the U.S. dollar and the Columbia peso. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (Brazilian real and Columbia peso) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated. The Company also entered into certain derivative contracts which were not designated as hedging instruments. These contracts were entered to economically hedge foreign exchange risk associated with Brazilian real-based dividends received from Elektro and Colombia peso-based dividends received from Promigas on a recurring basis. The total notional value of foreign currency contracts that have been designated and qualify for the Company’s net investment hedging program as of March 31, 2009 was approximately $37 million.
     The balance sheet classification of the assets and liabilities related to derivative financial instruments is summarized below at March 31, 2009 (in millions of dollars (U.S.)):

	Derivative Assets		Derivative Liabilities
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$1
Foreign currency contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	1	Other liabilities	61

Total Derivatives designated as hedging instruments		$2		$62

     The following table summarizes the effect of all cash flow hedges on the unaudited condensed consolidated statements of operations for the three months ended March 31, 2009 (in millions of dollars (U.S.)):

		Presentation of Gain		Presentation of Gain
	Gain (Loss)	(Loss) Reclassified from	Gain (Loss) Reclassified	(Loss) Recognized in	Gain (Loss) Recognized
	Recognized	AOCI into Income	from AOCI into Income	Income	in Income
	in OCI	(Effective Portion)	(Effective Portion)	(Ineffective Portion)	(Ineffective Portion)
Interest rate swaps	$(3)	Interest expense	$(5)	Other income (expense)	$—
     The following table summarizes the effect of all net investment hedges on the unaudited condensed consolidated statements of operations for the three months ended March 31, 2009 (in millions of dollars (U.S.)):

		Presentation of Gain		Presentation of Gain
	Gain (Loss)	(Loss) Reclassified from	Gain (Loss) Reclassified	(Loss) Recognized in	Gain (Loss)Recognized
	Recognized	AOCI into Income	from AOCI into Income	Income	in Income
	in OCI	(Effective Portion)	(Effective Portion)	(Ineffective Portion)	(Ineffective Portion)
Foreign currency contracts	$1	Foreign currency transaction gain (loss)	$—	Other income (expense)	$—
     The following table summarizes the effect of other derivative instruments the Company entered into that do not qualify for hedging treatment (in millions of dollars (U.S.)):

	Presentation of Gain (Loss) Recognized	Gain (Loss) Recognized
	in Income	in Income
Foreign currency contracts	Foreign currency transaction gain (loss)	$1
17. PER SHARE DATA
     Basic and diluted earnings per share attributable to AEI were as follows:

	For the Three Months Ended
	March 31,
	2009	2008
Basic earnings per share attributable to AEI:
Net income attributable to AEI (millions of U.S. dollars)	$43	$55
Average number of common shares outstanding (millions)	226	210
Basic earnings per share attributable to AEI	$0.19	$0.26
Effect of dilutive securities:
Stock options (millions of options)	—	—
Restricted stock (millions of shares)	—	—
Convertible PIK notes (millions of shares) (see Note 13)	15	—
Dilutive earnings per share attributable to AEI	$0.19	$0.26
     The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. At March 31, 2009 and 2008, 5,077,792 and 1,649,309 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.

18.   COMPREHENSIVE INCOME AND CHANGES IN EQUITY
     The components of total comprehensive income between AEI and noncontrolling interests were as follows:

	For the Three Months Ended March 31,
	2009			2008
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$43	$(3)	$40	$55	$106	$161
Other comprehensive income (loss):
Foreign currency translation gain (loss) (net of income tax of $0)	(21)	2	(19)	132	—	132
Amortization of actuarial and investment gains (net of income tax of $0)	1	—	1	—	—	—
Net unrealized gain (loss) on qualifying derivatives (net of income tax of $0)	3	—	3	(22)	—	(22)
Net change in fair value of available-for-sale securities (net of income tax of $0)	1	—	1	(64)	—	(64)

Total other comprehensive income (loss)	(16)	2	(14)	46	—	46

Total comprehensive income	$27	$(1)	$26	$101	$106	$207

     The following tables provide a reconciliation of the beginning and ending balances of total equity, equity attributable to AEI and equity attributable to noncontrolling interests as of March 31, 2009 and 2008:

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))
Balance, December 31, 2008	$—	$1,754	$280	$(204)	$435	$2,265
Net income (loss)	—	—	43	—	(3)	40
Issuance of new shares	—	96	—	—	—	96
Compensation under stock incentive plan	—	1	—	—	—	1
Foreign currency translation	—	—	—	(21)	2	(19)
Minimum pension liability adjustments (net of income tax of $0)	—	—	—	1	—	1
Net unrealized loss on qualifying derivatives (net of income tax of $0)	—	—	—	3	—	3
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	1	—	1
Dividends	—	—	—	—	(64)	(64)
Changes in ownership	—	(4)	—	—	13	9
PIK note exchange	—	21	—	—	—	21
Other	—	—	—	—	4	4

Balance, March 31, 2009	$—	$1,868	$323	$(220)	$387	$2,358

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))
Balance, December 31, 2007	$—	$1,521	$122	$215	$288	$2,146
Net income (loss)	—	—	55	—	106	161
Compensation under stock incentive plan	—	2	—	—	—	2
Foreign currency translation	—	—	—	132	—	132
Net unrealized loss on qualifying derivatives (net of income tax of $0)	—	—	—	(22)	—	(22)
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	(64)	—	(64)
Dividends	—	—	—	—	(36)	(36)
Changes in ownership	—	—	—	—	290	290

Balance, March 31, 2008	$—	$1,523	$177	$261	$648	$2,609

     Accumulated other comprehensive loss attributable to AEI consists of the following:

	March 31,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Cumulative foreign currency translation	$(152)	$(131)
Unrealized derivative losses	(65)	(68)
Unamortized actuarial and investment gains	55	54
Unrealized gain (loss) on available-for-sale securities	(58)	(59)

Total	$(220)	$(204)

19.  PENSION AND OTHER POSTRETIREMENT BENEFITS
     The components of net periodic pension benefit are as follows:

	For the Three Months
	Ended March 31,
	2009	2008
	Millions of dollars (U.S.)
Service cost	$1	$1
Interest cost	7	8
Amortization of actuarial gain	(1)	—
Expected employee contribution	—	(1)
Expected return on plan assets for the period	(10)	(9)

Total net periodic pension benefit	$(3)	$(1)

     The total amounts of employer contributions paid for the three months ended March 31, 2009 and 2008 were less than $1 million and $1 million, respectively. The expected remaining scheduled annual employer contributions for 2009 are less than $1 million.
20.  COMMITMENTS AND CONTINGENCIES
     Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of March 31, 2009, AEI and its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $97 million issued and $180 million in unused letter of credit, bank guarantees and performance bonds availability, of which $17 million of the total facility balances were fully cash collateralized. Additionally, as of March 31, 2009, lines of credit of $1,340 million were outstanding, with an additional $524 million available.
     Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders.
     Political Matters:
     Turkey — Since the change in the Turkish government in November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal, but if accepted, implementation of changes to the power purchase agreements will take some time due to the need for a coordinated interaction among multiple government agencies. The

Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.
     Poland —The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. Stranded costs compensation is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market, and will be paid in quarterly installments of varying amounts. The payments, beginning in August 2008, received in 2008 were $18 million. Payments of $5.9 million were received in the first quarter of 2009. The maximum compensation, including compensation for stranded costs and gas-related costs, attributable to ENS is 1.12 billion Polish zloty (approximately US $316 million based on the exchange rate as of March 31, 2009).
     Bolivia/Brazil — Due to a shortage in gas exports from Bolivia, Cuiabá has been experiencing gas supply shortages. The gas supply agreement between TBS and Empresa Petrolera Andina S.A. was not honored by YPFB after nationalization of the gas sector in Bolivia. An interim gas supply agreement between TBS and YPFB was executed on June 22, 2007. TBS and YPFB had periodically extended the provisional gas supply agreement; however, the latest provisional agreement expired on June 30, 2008. Negotiations for a definitive gas supply agreement as well as negotiations with Furnas (Cuiabá’s off-taker) and ANEEL (Agência Nacional de Energia Elétrica, the regulator of the Brazilian electricity sector) are on hold (but resume sporadically). Cuiabá has not received a regular supply of gas since August 2007 and since that time has only operated sporadically. As a result of a Brazilian government order, EPE entered into an agreement on March 31, 2008 with Furnas to operate on diesel fuel for a 30-day period which was renewable up to a maximum of 120 days. EPE operated on diesel for approximately one month under this agreement but has not been generating electricity since May 2008 and the term of this agreement has now expired. If EPE is unable to secure an adequate long-term supply of gas, the operations of Cuiabá will be materially adversely effected. Under these circumstances, there will be a corresponding negative impact on the Company’s financial performance and cash flows.
  Litigation/Arbitration:
     In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole holder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition and, in April 2009, the Company initiated bankruptcy proceedings against CIESA. The Company will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.
     The Company’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of March 31, 2009, the Company has accrued liabilities totaling approximately $152 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on managements’ assessment of the ultimate outcomes of the particular cases, and based on the Company’s general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, the Company accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. The Company does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on the Company’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that the Company could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at March 31, 2009.
     Elektro — Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-

paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of March 31, 2009, the Company has accrued approximately $13 million related to these cases, excluding those described below.
     In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
     In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $202 million (based on the exchange rate as of March 31, 2009) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.
     In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $25 million (based on the exchange rate as of March 31, 2009) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and the Company, therefore, cannot determine the amount of any potential loss at this time.
     Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has accrued approximately $41 million as of March 31, 2009 and made a judicial deposit of approximately $17 million (based on the exchange rate as of March 31, 2009) related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.
     EPE — On October 1, 2007, EPE received a notice from its off-taker, Furnas, purporting to terminate the power purchase agreement with EPE as a result of the current lack of gas supply from Bolivia described above. EPE notified Furnas that EPE believed that Furnas had no contractual basis to terminate the power purchase agreement and initiated an arbitration proceeding in accordance with the power purchase agreement. EPE amended its initial pleadings and requested the termination of the PPA based on Furnas default to make capacity payments. The tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. We expect a decision in this arbitration in mid 2009. If EPE is unable to satisfactorily resolve the dispute with Furnas, the operations of Cuiabá will be materially adversely effected with a corresponding negative impact on the Company’s financial performance and cash flows.
     San Felipe Limited Partnership — In 1995, a demand for arbitration was filed against San Felipe in connection with San Felipe’s alleged breach of a settlement agreement arising from a nuisance dispute over San Felipe’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against San Felipe, upholding the award of approximately $11 million, including accrued interest. San Felipe appealed the ruling to the Dominican Republic Supreme Court and the Supreme Court issued its final ruling upholding the appeal court ruling. The Company had accrued $11 million for this claim. In April 2009, San Felipe reached a settlement with the plaintiff for an amount not materially in excess of this accrual and the settlement was paid in May 2009.
     Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of March 31, 2009, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to $20 million at the exchange rates as of March 31, 2009) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $66 million as of March 31, 2009 with respect to the period from January 1998 through March 31, 2009 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.
     DCL — DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months.
     On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL had issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing but final documentation relating to this loan has not yet been executed.
     On April 23, 2009, the Karachi Electricity Supply Company (“KESC”), the sole offtaker of power from DCL’s plant, terminated its Power Purchase Agreement with immediate effect.
     If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected with a corresponding negative impact on the Company’s financial performance and cash flows.
21.  SEGMENT AND GEOGRAPHIC INFORMATION
     The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and losses on disposition of assets). Operating income also includes equity in earnings of unconsolidated affiliates due to the nature of operations in these affiliates.

The tables below present summarized financial data about AEI’s reportable segments:

As of and for the Three Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
March 31, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$462	$270	$48	$148	$943	$7	$(31)	$1,847
Equity income from unconsolidated affiliates	15	2	7	3	—	—	—	27
Operating income (loss)	104	36	32	38	34	(18)	(3)	223
Depreciation and amortization	29	11	5	6	8	1	—	60
Capital expenditures	35	4	2	16	15	2	—	74
Long-lived assets	2,673	1,269	683	793	791	3,048	(2,987)	6,270
Total assets as of March 31, 2009	3,478	2,103	859	1,056	1,227	3,525	(3,523)	8,725

As of December 31, 2008 and for the Three	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
Months Ended March 31, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$517	$274	$54	$126	$1,222	$6	$(29)	$2,170
Equity income from unconsolidated affiliates	18	3	9	5	1	—	(1)	35
Operating income (loss)	98	21	38	28	110	(10)	(14)	271
Depreciation and amortization	35	6	5	4	1	1	—	52
Capital expenditures	31	1	2	19	9	4	—	66
Long-lived assets	2,598	1,300	701	832	841	2,491	(2,392)	6,371
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953
     The table below presents revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the three months ended March 31, 2009 and 2008. Revenues are recorded in the country in which they are earned.

	Revenues		Operating Income
	For the Three Months Ended March 31,
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Colombia	$786	$933	$84	$156
Brazil	311	364	65	53
Chile	209	340	17	19
Panama	133	152	8	10
Turkey	126	110	18	16
El Salvador	50	39	2	2
Guatemala	37	48	10	8
China	37	18	—	(5)
Dominican Republic	32	45	13	7
Argentina	31	28	5	3
Other	95	93	1	2

Total	$1,847	$2,170	$223	$271

22. SUBSEQUENT EVENTS
     Trakya — On May 1, 2009, we signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, we anticipate that this transaction will be completed in mid 2009.
     EMDESRA — On May 22, 2009, we signed an agreement to purchase from a third party a 19.91% interest in Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”), an Argentine holding company of three power distributors, and $9.8 million of the outstanding debt in our subsidiary EDEN held by the third party. We will pay the third party an aggregate consideration of $6.9 million and contribute 1,497,760 shares of AEI in exchange for 47,011,391 shares of EMDERSA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Our Business
     AEI operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry. The company consists of 39 businesses which are aggregated into the following reportable segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. For the three months ended March 31, 2009 and 2008, the Company generated consolidated revenues of $1.8 billion and $2.2 billion, respectively, consolidated operating income of $223 million, and $271 million, respectively, and consolidated net income of $40 million and $161 million, respectively.
     Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, cost of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.
Revenues
•	Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs, reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution cost of sales. Therefore, Power Distribution revenues are significantly impacted by wholesale energy costs.

•	Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state controlled entities. Certain contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract.

•	Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•	Natural Gas Distribution revenues are primarily generated from service fees received based on regulated rates, set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs which include a pass-through of costs.

•	Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and compressed natural gas (“CNG”). Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.
Cost of sales
     Power Distribution cost of sales relates directly to the purchase of wholesale energy either under long term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass through takes place through the tariff process. Therefore, increases and decreases in Power Distribution cost of sales directly impact Power Distribution revenues. The Power Generation segment cost of sales consists primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel cost of sales represents the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, significant costs of sales are not incurred in the Natural Gas Transportation and Services businesses due to the nature of the pipeline operations.
Operating expenses
     Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, other charges and (gain) loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.
Foreign Currency
     The financial statements are reported in U.S. dollars. The financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying an appropriate exchange rate. Period-end and average foreign currency rates impact the Company’s financial position and results of operations.
     The following table presents the period-end and average exchange rates for our most significant subsidiaries and investments:

	2009	2008	2008
	March	December	March
Month-end exchange rates:
Argentine peso	3.66	3.43	3.16
Brazilian real	2.32	2.40	1.74
Chilean peso	592.9	648.0	440.0
Colombian peso	2,480.7	2,253.0	1,842.6
Polish zloty	3.56	2.97	2.23
Turkish lira	1.71	1.54	1.31

Average quarterly exchange rates:
Argentine peso	3.59		3.16
Brazilian real	2.33		1.74
Chilean peso	599.6		464.2
Colombian peso	2,510.7		1,937.6
Polish zloty	3.55		2.39
Turkish lira	1.67		1.21

AEI Results of Operations
     The results of the following companies are reflected in the results of continuing operations in the periods indicated:

For the Three Months Ended March 31,
	2009	2008
Power Distribution
Chilquinta	Equity Method	Equity Method
Delsur	Consolidated	Consolidated
EDEN	Consolidated	Consolidated
Elektra	Consolidated	Consolidated
Elektro	Consolidated	Consolidated
Luz del Sur	Equity Method	Equity Method
Power Generation
Amayo(1)	Equity Method	—
Corinto(2)	Consolidated	Consolidated
Cuiabá — EPE	Consolidated	Consolidated
DCL (3)	Consolidated	—
ENS	Consolidated	Consolidated
Emgasud(3)	Equity Method	—
Fenix(3)	Consolidated	—
Jaguar(3)	Consolidated	—
JPPC	Consolidated	Consolidated
Luoyang(3)	Consolidated	Consolidated
PQP	Consolidated	Consolidated
San Felipe	Consolidated	Consolidated
Subic	Equity Method	Equity Method
Tipitapa(2)(3)	Consolidated	—
Trakya	Consolidated	Consolidated
Natural Gas Transportation and Services
Accroven	Equity Method	Equity Method
Centragas(4)	Equity Method	Equity Method
Cuiabá — GOB/GOM/TBS	Consolidated	Consolidated
GBS(4)	Consolidated	Consolidated
GTB(5)	Cost Method	Equity Method
Promigas	Consolidated	Consolidated
PSI(4)	Consolidated	Consolidated
TBG	Cost Method	Cost Method
Transmetano(4)	Consolidated	Consolidated
Transoccidente(4)	Consolidated	Consolidated
Transoriente(4)	Equity Method	Equity Method
Transredes(5)	Cost Method	Equity Method
Natural Gas Distribution
BMG(3)	Consolidated	Consolidated
Cálidda	Consolidated	Consolidated
Gases de Occidente(4)	Consolidated	Consolidated
Gases del Caribe(4)	Equity Method	Equity Method
Surtigas(4)	Consolidated	Consolidated
Tongda	Consolidated	Consolidated
Retail Fuel
Gazel(4)	Consolidated	Consolidated
SIE(3)(4)(6)	Consolidated	Consolidated
Other
Promitel(4)	Consolidated	Consolidated

(1)	The Company’s initial interest was acquired during 2009. See Note 3 to the condensed consolidated financial statements.

(2)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. See Note 3 to the condensed consolidated financial statements.

(3)	The Company’s initial or additional interest was purchased during 2008.

(4)	AEI ownership interest is held through its ownership in Promigas.

(5)	The Company’s ownership in Transredes, and therefore GTB, changed during the second quarter of 2008 due to the nationalization of Transredes. See Note 1 to the condensed consolidated financial statements.

(6)	On January 2, 2008, Promigas contributed its ownership interests in Gazel to SIE in exchange for additional shares of SIE. As a result of this transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. See Note 3 to the condensed consolidated financial statements.
For the Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008
     The following discussion compares AEI’s results of continuing operations for the three months ended            March 31, 2009 to the three months ended March 31, 2008.
Revenues
     The table below presents revenues of our consolidated subsidiaries by significant geographical location for the three months ended March 31, 2009 and 2008. Revenues are recorded in the country in which they are earned.

	For the Three Months
	Ended March 31,
	2009	2008
	Millions of dollars (U.S.)
Colombia	$786	$933
Brazil	311	364
Chile	209	340
Panama	133	152
Turkey	126	110
El Salvador	50	39
Guatemala	37	48
China	37	18
Dominican Republic	32	45
Argentina	31	28
Other	95	93

Total revenues	$1,847	$2,170

     The following table reflects revenues by segment:

	For the Three Months
	Ended March 31,
	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$462	$517
Power Generation	270	274
Natural Gas Transportation and Services	48	54
Natural Gas Distribution	148	126
Retail Fuel	943	1,222
Headquarters/Other/Eliminations	(24)	(23)

Total revenues	$1,847	$2,170

     Revenues decreased by $323 million to $1,847 million for the three months ended March 31, 2009 compared to $2,170 million for the three months ended March 31, 2008. The decrease was primarily due to the decrease in revenues at SIE ($284 million), Elektro ($48 million) and Elektra ($21 million) as described below, partially offset by acquisitions ($25 million) made in 2008 and the increase in revenues at Trakya ($16 million) and Delsur ($11 million) as described below.
Power Distribution
     Revenues from the Power Distribution segment decreased by $55 million to $462 million for the three months ended March 31, 2009 compared to $517 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased revenues at Elektro ($48 million) and Elektra ($21 million), partially offset by the increased revenues at Delsur ($11 million) and EDEN ($3 million). The decreased revenues at Elektro were primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($85 million), partially offset by higher pricing ($34 million) as a result of a tariff adjustment that occurred in August 2008. The decreased revenues at Elektra were primarily due to lower pricing ($21 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by lower fuel cost. The increased revenues at Delsur were primarily due to higher pricing as a result of the elimination of its government subsidy and higher sales volume. The increased revenues at EDEN were primarily due to a tariff increase effective August 2008, partially offset by the devaluation of the Argentine peso relative to the U.S. dollar.
Power Generation
     Revenues from the Power Generation segment decreased by $4 million to $270 million for the three months ended March 31, 2009 from $274 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased revenues at San Felipe ($13 million), PQP ($11 million), JPPC ($6 million), Corinto ($5 million) and ENS ($2 million), partially offset by additional revenues from the acquisition of interests in Luoyang ($11 million) and Tipitapa ($9 million) and the increased revenues at Trakya ($16 million). The decreased revenues at San Felipe were primarily due to lower generation volume as a result of lower dispatch orders and lower fuel costs which are passed on to its customers. The decreased revenues at PQP, JPPC and Corinto were primarily due to lower fuel costs which were passed on to their customers, partially offset by higher generation volume at PQP. The increased revenues at Trakya were primarily due to higher fuel costs which were passed on to its customers.
Natural Gas Transportation and Services
     Revenues from the Natural Gas Transportation and Services segment decreased by $6 million to $48 million for the three months ended March 31, 2009 compared to $54 million for the three months ended March 31, 2008. The decrease was primarily due to lower revenues generated at Promigas and its subsidiaries ($4 million) as a result of the devaluation of the Colombian peso relative to the U.S. dollar.
Natural Gas Distribution
     Revenues from the Natural Gas Distribution segment increased by $22 million to $148 million for the three months ended March 31, 2009 compared to $126 million for the three months ended March 31, 2008. The increase was primarily due to the increased revenues at Promigas’ subsidiaries ($11 million) and Cálidda ($4 million) and the acquisition of the additional interest in BMG on January 30, 2008 ($5 million). The increased revenues at Promigas’ subsidiaries were primarily due to higher distribution volumes as a result of higher customer demand and higher distribution tariffs, partially offset by the devaluation of the Colombian peso relative to the U.S. dollar. The increased revenues at Cálidda were primarily due to the higher volume distributed as a result of an increased customer base.
Retail Fuel
     Revenues from the Retail Fuel segment decreased by $279 million to $943 million for the three months ended March 31, 2009 compared to $1,222 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased revenues at SIE ($284 million). The decreased revenues at SIE were primarily due to the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and lower fuel prices which were passed on to its customers.
Cost of Sales
     The following table reflects cost of sales by segment:

	For the
	Three Months Ended
	March 31,
	2009	2008
	(Millions of dollars U.S.)
Power Distribution	$272	$315
Power Generation	202	220
Natural Gas Transportation and Services	3	3
Natural Gas Distribution	93	81
Retail Fuel	854	1,118
Headquarters/Other/Eliminations	(26)	(26)

Total cost of sales	$1,398	$1,711

     Cost of sales decreased by $313 million to $1,398 million for the three months ended March 31, 2009 compared to $1,711 million for the three months ended March 31, 2008. The decrease was primarily due to the decrease in cost of sales at SIE ($265 million), Elektro ($32 million), Elektra ($20 million) and San Felipe ($20 million) as described below, partially offset by the increase in cost of sales at Trakya ($16 million) and Delsur ($10 million) as described below.
Power Distribution
     Cost of sales for the Power Distribution segment decreased by $43 million to $272 million for the three months ended March 31, 2009 compared to $315 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased cost of sales at Elektro ($32 million) and Elektra ($20 million), partially offset by the increased cost of sales at Delsur ($10 million). The decreased cost of sales at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($45 million), partially offset by higher energy prices and transportation charges ($8 million). The decreased cost of sales at Elektra was primarily due to lower average price of purchased electricity ($22 million) as a result of decreased fuel costs. The increased cost of sales at Delsur was primarily due to the higher average price of purchased electricity and higher volumes purchased to meet demand.
Power Generation
     Cost of sales for the Power Generation segment decreased by $18 million to $202 million for the three months ended March 31, 2009 compared to $220 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased cost of sales at San Felipe ($20 million), PQP ($13 million), Corinto ($6 million), JPPC ($4 million) and ENS ($3 million), partially offset by the increased cost of sales at Trakya ($16 million) and the additional cost of sales from the acquisition of interests in Luoyang ($8 million) and Tipitapa ($7 million). The decreased cost of sales at San Felipe was primarily due to lower fuel prices and reduced generation due to lower dispatch; the decreased cost of sales at PQP was primarily due to the lower fuel prices, partially offset by higher generation volume; the decreased cost of sales at Corinto and JPPC were primarily due to the lower fuel prices; the decreased cost of sales at ENS was primarily due to the devaluation of the Polish Zloty relative to the U.S. dollar. The increased cost of sales at Trakya was primarily due to higher fuel prices.
Natural Gas Transportation and Services
     Cost of sales for the Natural Gas Transportation and Services segment was $3 million for each of the three months ended March 31, 2009 and 2008, respectively.
Natural Gas Distribution
     Cost of sales for the Natural Gas Distribution segment increased by $12 million to $93 million for the three months ended March 31, 2009 compared to $81 million for the three months ended March 31, 2008. The increase was primarily due to the acquisition of an additional interest in BMG on January 30, 2008 ($3 million), and the increased cost of sales at Promigas’ subsidiaries ($6 million) and Cálidda ($3 million). The increased cost of sales at Promigas’ subsidiaries was primarily due to higher customer demand and higher natural gas wellhead prices. The increased cost of sales at Cálidda was primarily due to higher distribution volume as a result of an increased customer base.
Retail Fuel
     Cost of sales for the Retail Fuel segment decreased by $264 million to $854 million for the three months ended March 31, 2009 compared to $1,118 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased cost of sales at SIE ($265 million) as a result of the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and lower fuel prices.
Operating Expenses
Operations, Maintenance and General and Administrative Expenses
     The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the
	Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$66	$80
Power Generation	22	29
Natural Gas Transportation and Services	13	14
Natural Gas Distribution	13	16
Retail Fuel	43	66
Headquarters/Other/Eliminations	20	23

Total operations, maintenance and general and administrative expenses	$177	$228

     Operations, maintenance and general and administrative expenses decreased by $51 million to $177 million for the three months ended March 31, 2009 compared to $228 million for the three months ended March 31, 2008. The overall general decrease was in part due to AEI’s focus on conserving cash in response to the global economic crisis. This effort resulted in a decrease in operations, maintenance and general and administrative expenses across most areas of the Company. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at SIE ($23 million), Elektro ($15 million) and EPE ($6 million) as described below.
Power Distribution
     Operations, maintenance and general and administrative expenses for the Power Distribution segment decreased by $14 million to $66 million for the three months ended March 31, 2009 compared to $80 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at Elektro ($15 million) as a result of the devaluation of the Brazilian real relative to the U.S. dollar and the increased focus on conserving cash.
Power Generation
     Operations, maintenance and general and administrative expenses for the Power Generation segment decreased by $7 million to $22 million for the three months ended March 31, 2009 compared to $29 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at EPE, PQP and Trakya.
Natural Gas Transportation and Services
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $1 million to $13 million for the three months ended March 31, 2009 compared to

$14 million for the three months ended March 31, 2008. The operating expenses in this segment are primarily related to Promigas and its subsidiaries and Cuiaba transportation assets.
Natural Gas Distribution
     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment decreased by $3 million to $13 million for the three months ended March 31, 2009 compared to $16 million for the three months ended March 31, 2008. In 2008, the Promigas subsidiary Surtigas incurred higher expenses associated with increases in it’s accounts receivable allowance account. Such additional expenses were not incurred in 2009.
Retail Fuel
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment decreased by $23 million to $43 million for the three months ended March 31, 2009 compared to $66 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased operations, maintenance and general and administrative expenses at SIE ($23 million) as a result of the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and the increased focus on conserving cash.
Depreciation and Amortization
     The following table reflects depreciation and amortization expense by segment:

	For the
	Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$29	$35
Power Generation	11	6
Natural Gas Transportation and Services	5	5
Natural Gas Distribution	6	4
Retail Fuel	8	1
Headquarters/Other	1	1

Total depreciation and amortization expenses	$60	$52

     Total depreciation and amortization expenses increased by $8 million to $60 million for the three months ended March 31, 2009 compared to $52 million for the three months ended March 31, 2008. The increase was primarily due to the acquisitions made during 2008.
(Gain) Loss on Disposition of Assets
     During the three months ended March 31, 2009, AEI recorded a net loss on disposition of assets totaling $5 million compared to a net gain of $68 million for the three months ended March 31, 2008. The loss in 2009 was primarily related to the sale of operating equipment of Elektro. During the three months ended March 31, 2008, AEI recognized a gain of $74 million, representing the gain on 46% of Gazel when exchanged for a 17% additional interest in SIE, partially offset by a loss of $6 million on the sale of operating equipment of Elektro. See Note 4 to the condensed consolidated financial statements.

Equity Income from Unconsolidated Affiliates
     The following table reflects equity income from unconsolidated affiliates by segment:

	For the
	Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$15	$18
Power Generation	2	3
Natural Gas Transportation and Services	7	9
Natural Gas Distribution	3	5
Retail Fuel	—	1
Headquarters/Other/Eliminations	—	(1)

Total equity income from unconsolidated affiliates	$27	$35

     Equity income from unconsolidated affiliates decreased by $8 million to $27 million for the three months ended March 31, 2009 compared to $35 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased equity income of $3 million at Chilquinta and Luz del Sur due primarily to the devaluation of Chilean peso relative to the U.S. dollar and the decreased equity income of $4 million at Transredes, which is no longer accounted for as an equity investment as a result of the nationalization of Transredes during the second quarter of 2008.
Operating Income
     As a result of the factors discussed above, AEI’s operating income for the three months ended March 31, 2009 decreased by $48 million to $223 million compared to $271 million for the three months ended March 31, 2008. The following table reflects the contribution of each segment to operating income in both periods:

	For the
	Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Power Distribution	$104	$98
Power Generation	36	21
Natural Gas Transportation and Services	32	38
Natural Gas Distribution	38	28
Retail Fuel	34	110
Headquarters/Other/Eliminations	(21)	(24)

Total operating income	$223	$271

     Operating income in the Retail Fuel segment decreased $76 million to $34 million for the three months ended March 31, 2009 compared to $110 million for the three months ended March 31, 2008 primarily due to the recognition of a $74 million gain in the first quarter of 2008 representing the gain on 46% of Gazel when exchanged for a 17% additional interest in SIE. See Note 3 to the condensed consolidated financial statements.
Interest Income
     Interest income decreased by $6 million to $17 million for the three months ended March 31, 2009 compared to $23 million for the three months ended March 31, 2008. Of the interest income earned during the first three months of 2009 and 2008, 41% and 48%, respectively, was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The decrease at Elektro was primarily due to the devaluation of Brazilian real relative to the U.S. dollar.
Interest Expense
     Interest expense decreased by $13 million to $79 million for the three months ended March 31, 2009 compared to $92 million for the three months ended March 31, 2008. The decrease was primarily due to the decreased interest expense at Elektro and the parent level. Interest expense at Elektro decreased by $10 million to $18 million due primarily to lower interest rates and the devaluation of Brazilian real relative to the U.S. dollar. Interest expense at the parent level decreased by $8 million to $29 million due primarily to lower interest rates on variable rate debt.
Foreign Currency Transaction Gain (Loss), Net
     Total foreign currency transaction losses were $39 million for the three months ended March 31, 2009 compared to foreign currency transaction gains of $30 million for the three months ended March 31, 2008. During the three months ended March 31, 2009, foreign currency transaction losses of $39 million were primarily associated with a U.S. dollar denominated debt instrument ($240 million as of March 31, 2009) held by one of Promigas’ subsidiaries as a result of the devaluation of the Colombian peso relative to the U.S. dollar. During the three months ended March 31, 2008, the foreign currency transaction gain of $30 million was also primarily associated with the same U.S. dollar denominated debt instrument ($250 million as of March 31, 2008) held by one of Promigas’ subsidiaries as a result of the appreciation of the Colombian peso relative to the U.S. dollar.
Provision for Income Taxes
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The provision for income taxes for the three months ended March 31, 2009 and 2008 was $76 million and $78 million, respectively. The estimated effective income tax rate for the three months ended March 31, 2009 and 2008 was 66% and 33%, respectively, which was higher than the statutory rate primarily due to losses generated by the Company in its Cayman Island and Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.
Noncontrolling Interests
     The following table reflects the main components of net income (loss) — noncontrolling interests:

	For the
	Three Months Ended
	March 31,
	2009	2008
	Millions of dollars (U.S.)
Promigas	$(3)	$116
Cuiaba	(6)	(8)
Trakya	6	5
Luoyang	(2)	(2)
Other	2	(5)

Total net income (loss) — noncontrolling interests	$(3)	$106

     Net income (loss) — noncontrolling interests decreased by $109 million to $(3) million for the three months ended March 31, 2009 compared to $106 million for the three months ended March 31, 2008. The decrease was primarily due to lower consolidated income for the first quarter of 2009 and the impact of the noncontrolling interest share ($55 million) of the Promigas gain on its sale of 46% of Gazel to minority shareholders of SIE during the first quarter of 2008. Additionally, the Company incurred losses in the first quarter of 2009 at Promigas’ subsidiary SIE, EPE, DCL and Luoyang, each of which have noncontrolling interests.
Net Income Attributable to AEI
     As a result of the factors discussed above, net income attributable to AEI for the three months ended March 31, 2009 was $43 million compared to net income attributable to AEI of $55 million for the three months ended March 31, 2008.

Capital Resources and Liquidity
Capital Expenditures
     For 2009, capital spending is expected to total $534 million, of which $153 million and $137 million correspond to capital expenditures at Promigas (including its consolidated subsidiaries) and Elektro, respectively. Capital expenditures were $74 million and $66 million for the three months ended March 31, 2009 and 2008, respectively. Planned capital expenditures for 2009 include spending on asset base expansions at certain Power Distribution, Natural Gas Distribution and Natural Gas Transportation projects, additional stations and upgrades in the Retail Fuel segment, new project construction expenditures in the Power Generation segment, and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.
Cash Flows for the Three Months Ended March 31, 2009 and March 31, 2008
Cash Flows from Operating Activities
     Cash provided by operating activities was $25 million in the first three months of 2009 compared to $112 million in the first three months of 2008 representing a decrease of $87 million. The decrease in cash flows from operating activities is the combined result of increased cash outflow of $107 million related to net changes in operating assets and liabilities offset by an increase of $20 million in net income after removing non-cash items. The $107 million increase in cash outflows from operating assets and liabilities was primarily due to a decrease in accounts payable at various operating companies. This was due to the timing of payments and due to lower energy prices during the first three months of 2009, compared with an overall increase in accounts payable in the first three months of 2008. This increase was partially offset by a decrease in cash outflow related to accounts receivables as a result of lower sales revenues during the first months of 2009 when compared to the same period in 2008. Non-cash adjustments to net income in 2009 increased in the first three months of 2009 compared to 2008 primarily due to the impact of foreign exchange losses in 2009 that were added back to net income. In the first three months of 2008, the Company incurred foreign currency gains. Additionally, in the first three months of 2008 the Company recorded a net non-cash gain on the disposition of assets of $68 million from the acquisition of additional interests in SIE in exchange for Gazel.
Cash Flows from Investing Activities
     Cash provided in investing activities for the three months ended March 31, 2009 was $17 million compared to cash used in investing activities of $39 million for the three months ended March 31, 2008. During first three months of 2009, the Company received the second payment of $60 million from YPFB related to the sale of its investment in Transredes. Capital expenditures were $74 million in the first three months of 2009. Capital expenditures increased by $8 million for the three months ended March 31, 2009 compared to the same period in 2008 due to expansion in the Company’s asset base and new project construction during 2009. No cash acquisitions were made during the first three months of 2009, compared to $87 million in the same period of 2008 in which the Company acquired Luoyang and additional interests in BMG and subsidiaries of Promigas. Additionally, in the three months ended March 31, 2009, there was no cash and cash equivalents acquired compared to $70 million in the same period of 2008. Restricted cash decreased by $29 million during the first three months of 2009 due primarily to the repayment of Cálidda’s subordinated loan, which released the restriction on cash.
Cash Flows from Financing Activities
     Cash used in financing activities for the three months ended March 31, 2009 was $82 million compared to $12 million for the three months ended March 31, 2008. During the first three months of 2009, there were $123 million in repayments of long-term debt and short-term borrowings, primarily at Caliddá, Elektra and Promigas. This was partially offset by the issuance of new debt totaling $56 million, primarily at Promigas and Elektro. For the first three months of 2008, repayments of long and short-term debt and the issuance of dividends amounted to $103 million, which were offset by the issuance of long-term debt of $95 million, primarily at Promigas and Elektro.
* * * * * *

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ John G. Fulton
John G. Fulton
EVP, Finance and Treasury (Principal Financial Officer)

Date: May 22, 2009